Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT ITS SUBSIDIARY, ELBIT MEDICAL
TECHNOLOGIES LTD., HAS APPOINTED A CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER

Tel Aviv, Israel, December 18, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that its subsidiary, Elbit Medical Technologies Ltd. ("Elbit Medical") has appointed a new Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as following:

1.	Ms. Yael Naftali will cease to serve as Elbit Medical's CFO and will be appointed as Elbit Medical's CEO.

Ms. Yael Naftali will replace the current Elbit Medical's CEO, Mr. Doron Moshe.

2.	Ms. Tsipi Siani will be appointed as Elbit Medical's CFO.

Both appointments will be effective as of January 1, 2018.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com